1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___.)

EXHIBITS

Exhibit Number		Page
1.1	Changes of Chairman, Chief Executive Officer and Executive Director of China Unicom Limited, dated 28 August 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)
Date: 28 August 2003
	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

      CHINA UNICOM LIMITED

    (Incorporated in Hong Kong under Companies Ordinance with limited liability)

      CHANGES OF DIRECTORS

The board of directors (the “Board”) of China Unicom Limited (the “Company”) announces that Mr. Yang Xian Zu (“Mr. Yang”) has resigned as the Chairman, Chief Executive Officer and Executive Director of the Company with effect from 28 August 2003, and Mr. Wang Jianzhou (“Mr. Wang”), the existing Executive Director and President of the Company has been elected as the Chairman and Chief Executive Officer of the Company with effect from the same day.

The Board expresses its sincerest gratitude to Mr. Yang for his outstanding contribution to the Company made during his period of services. The Board sends its warmest welcome and congratulation to Mr. Wang for his election as the Chairman and Chief Executive Officer of the Company.

By Order of the Board
China Unicom Limited
Yee Foo Hei
Company Secretary

Hong Kong, 28 August 2003